Exhibit 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

September 21, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ACQUIRES ADDITIONAL INTEREST IN
SLEEPING GIANT PROJECT IN MONTANA

Calgary, Alberta - Enerplus Resources Fund (“Enerplus”) is pleased to announce that it has entered into an agreement to acquire Sleeping Giant LLC, a private U. S. company for total consideration of US$91.6 million (approximately CDN$107.2 million), including estimated debt and working capital. The transaction is expected to close mid-October 2005 and will be funded using our existing credit facilities.

The assets of Sleeping Giant LLC are additional working interests in the Sleeping Giant light crude oil project in Montana, which consists of high quality producing properties with significant infill drilling potential. The acquisition increases Enerplus’ ownership in this project to approximately 70% working interest and is accretive to cash flow, production and reserves per unit. The acquisition represents our first follow-on transaction in the U.S. since the purchase of Lyco Energy Corporation (“Lyco”) on August 30, 2005.

The acquired properties currently produce approximately 1,700 BOE per day, weighted 90% light oil and 10% natural gas from the middle Bakken dolomite formation. The acquisition will improve our operating netback due to the premium quality of the light sweet oil production (42 degree API) and the low operating costs (CDN$1.80 per BOE).

Enerplus is currently operating the project, which has over 80 development drilling locations identified in the third party engineering report. Three drilling rigs have been exclusively dedicated to the project for the next three years. Capital expenditures associated with the acquired working interest are expected to be CDN$3 million for the remainder of 2005 and CDN$9 million in each of the next three years.

As Sleeping Giant LLC has improved tax pool coverage, we expect U.S. corporate income tax and cross-border withholding taxes will be approximately 18% of the net cash flow from the acquired properties compared to 24% for the Lyco acquisition.

Reserves Summary

Enerplus is acquiring a total of 7.1 million BOE of proved plus probable (“P+P”) gross working interest reserves based upon an independent engineering report prepared by DeGolyer and MacNaughton dated September 15, 2005 and effective August 1, 2005. This report was prepared to Canadian standards in accordance with NI 51-101 using forecast prices and costs, effective July 31, 2005 as published by Sproule Associates Limited. Approximately 71% of the P+P reserves are classified as proved.

The following table provides a summary of the reserves being acquired on a gross working interest basis:

	Crude Oil & NGL	Natural Gas	Total
	(Mbbl)	(Bcf)	(MBOE)
Total Proved	4,636	2.4	5,041
Probable	1,014	6.4	2,080
Total Proved plus Probable	5,640	8.8	7,121

These assets have an attractive reserve life index of 11.6 years on a P+P basis and 8.4 years on a proved basis only.

The acquisition metrics for the acquired properties (net of the value of undeveloped land) are CDN$62,353 per BOE per day for the estimated production and CDN$14.89 per BOE for the P+P reserves excluding future development capital (“FDC”) and CDN$19.11 per BOE for the P+P reserves including the undiscounted FDC of CDN$30.1 million. The Sleeping Giant LLC acquisition includes approximately CDN$1.2 million in undeveloped land value. These metrics are slightly better than the metrics associated with our Lyco acquisition due in part to the appreciation of the Canadian dollar. Additional unvalued upside potential may also exist in the form of higher density infill drilling, waterflooding and/or CO2 flooding

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.